18005308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frank Crystal Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Crystal (212) 344-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

EB

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NURIA HERNANDEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HE6197749
Qualified In Bronx County
My Commission Expires 12-08-2020

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANK CRYSTAL CAPITAL, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Frank Crystal Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company"), a wholly owned subsidiary of Frank Crystal & Co. Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
March 12, 2018

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 249,666
Receivable from broker	982
Due from affiliate	1,236
Prepaid expenses	1,665
	$ 253,549
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 55,299
Due to Parent	15,338
	$ 70,637
Stockholder's equity:	
Common stock - stated value; 1,500 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	102,763
Retained earnings	79,149
Total stockholder's equity	182,912
Total liabilities and stockholder's equity	$ 253,549

See notes to statement of financial condition

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Notes to statement of financial condition
December 31, 2017

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly owned subsidiary of Frank Crystal & Co., Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

In December 2017, the Company entered into an asset purchase agreement with an unrelated third party for the sale of all the assets including customer-based intangible assets and goodwill of the business but excluding cash for a total of $385,000. The Company is awaiting FINRA's approval of the sale. In addition, in December 2017, the Company submitted a formal request to FINRA to de-register the Company as a Broker Dealer and they are awaiting approval from FINRA.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Revenue recognition:

The Company's Parent entered into a Service Agreement with an introducing broker-dealer ("Service Agreement") under which certain insurance producers employed by the Parent were made available to the introducing broker-dealer to become Registered Representatives of that introducing broker-dealer. In connection with the Service Agreement, the Company also entered into a Referral Agreement ("Referral Agreement") as of February 28, 2007, with the same introducing broker-dealer.

Under the Referral Agreement, the Company refers to the introducing broker-dealer customers of the Parent for potential consideration of investment products. The introducing broker-dealer will pay the Company a referral fee where a referred customer purchases a securities product through the introducing broker-dealer. This introducing broker-dealer is the exclusive introducing broker-dealer to which the Company will make such referrals. The referral fee earned by the Company is a portion, as agreed to by the introducing broker-dealer and the Company, of the gross revenue earned by the introducing broker-dealer from the securities transaction involving those referred customers.

Referral fee revenue earned from the introducing broker-dealer is recorded as revenue on a trade date basis associated with the transaction as reported by the introducing broker-dealer. The Company does not have any recourse to the independent broker-dealer regarding referral compensation amounts received and reported by the independent broker-dealer.

All referral fees earned during 2017 were from such introducing broker-dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

The Company is considered as a Qualified Subchapter S Subsidiary ("QSUB") for federal and New York State purposes. All of the Company's income and expenses are included in the federal and New York State S Corporation return of the Parent. The Company files as part of a combined return for New York City purposes as a subsidiary of the Parent since New York City does not recognize QSUB status. New York City income taxes are calculated as if the Company filed on a separate return basis for purposes of this financial statement.

The Company recognizes tax benefits or expense on the temporary differences between the tax bases and the book bases of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2017, the Company had no material deferred tax assets or liabilities.

The Company evaluated the recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return and determined that there are no uncertain tax positions at December 31, 2017.

[4] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] Cash:

Cash is comprised of the Company's operating funds, which are maintained in one account and at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of the financial institution's insolvency, the recovery of cash may be limited.

[6] Receivable from broker:

Referral fees from securities transactions executed, but unsettled at the introducing broker-dealer or settled at the introducing broker-dealer but not yet paid to the Company, are reflected as receivable from broker in the statement of financial condition.

[7] Fair value of financial instruments:

Certain financial instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, (level 1), receivable from broker, due from Affiliate and due to Parent, (level 2).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital, as defined, of $179,029, which was $174,029 in excess of its required minimum net capital.

The Company claims an exemption from the reserve requirement under SEC Customer Protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not hold customers' funds or safe keep customers' securities.

NOTE D - RELATED PARTY TRANSACTIONS

Crystal IM Corp. ("Affiliate"), a wholly owned subsidiary of the Parent, provides facility and administrative services to the Company. The Company has an expense sharing agreement with the Affiliate whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, personnel, equipment and insurance expenses. The agreement shall remain in effect until terminated by each of the parties upon 60 days' written notice. Due from Affiliate represented the amount due from Affiliate for the overpayment of expenses related to the expense sharing agreement. Due to Parent represented the amount due to Parent for current year New York City income tax.